02019482

ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 29 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/23/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Petkevich & Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Second Street, Suite 710
(No. and Street)

San Francisco	CA	94107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

J. Misha Petkevich (415) 489-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- θ Public Accountant
- θ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PETKEVICH & PARTNERS, LLC
501 SECOND STREET, SUITE 710 SAN FRANCISCO, CA 94107
TEL: 415.489.2300 FAX: 415.489.2399

OATH OR AFFIRMATION

I, J. Misha Petkevich, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Petkevich & Partners, L.L.C., as of and for the period from May 23, 2000 (date of incorporation) to December 31, 2001, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

3-26-02

Signature Date

Financial Principal

Title

Subscribed and sworn to before me this
26th day of March 2002

Notary Public

JO ANN MILNER-HALL
Commission # 1281070
Notary Public - California
San Francisco County
My Comm. Expires Oct 20, 2004

PETKEVICH & PARTNERS, L.L.C.
(SEC I.D. No. 8-52703)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e) as a
PUBLIC DOCUMENT

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783 4000
Fax: (415) 783 4329
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Petkevich & Partners, L.L.C.

We have audited the accompanying statement of financial condition of Petkevich & Partners, L.L.C. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Petkevich & Partners, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 15, 2002

PETKEVICH & PARTNERS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 7,568
SECURITIES OWNED	166,782
TOTAL ASSETS	$ 174,350

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 8,000
PREFERRED STOCK	100,000
RETAINED EARNINGS	66,350
Total member's capital	166,350
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 174,350

See notes to statement of financial condition.

PETKEVICH & PARTNERS, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Petkevich & Partners, L.L.C. (the "Company"), a Delaware Limited Liability Company, was incorporated May 23, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became licensed with the National Association of Securities Dealers ("NASD") on December 26, 2000. The Company's primary operating objective is to serve as a broker-dealer that provides companies with investment banking services such as raising private equity, mergers and acquisitions transactions, private investment in public equity, and financial advisory services. The Company is a wholly owned subsidiary of The Petkevich Group, L.L.C. (the "Parent").

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Securities owned are stated at market value and consist of warrants as of December 31, 2001.

Revenue Recognition - The Company derives revenues from transactions services such as raising capital, mergers and acquisitions, private investment opportunities in public equity, and financial advisory services. The Company records revenue when services are rendered or at settlement date, as applicable.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - No provision for income taxes is included in the accompanying statement of financial condition. Each member's share of taxable income or loss is included in the tax return of that member. Taxes paid by the Company are for state franchise tax.

New Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, was effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company has adopted SFAS No. 133, effective January 1, 2001. The adoption of this Statement had no material impact on the financial position of the Company.

2. RELATED PARTY TRANSACTIONS

During 2000, the Parent contributed capital totaling $100,000 to the Company. The Parent is the sole member of the Company at December 31, 2001.

The Company has an agreement with the Parent under which the Parent provides certain services relating to management and operations of the Company. Management believes that it has adopted a reasonable allocation method for allocating costs incurred by the Parent to the Company for purposes of the Company's stand-alone financial statements. There were no unpaid fees to the Parent at December 31, 2001.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2001 the Company's regulatory net capital was $118,931, which was $113,931 in excess of its minimum required net capital, and its ratio of aggregate indebtedness to net capital was .067 to 1. The Parent has represented that it intends to provide adequate financing to enable the Company to maintain capital at adequate levels.

* * * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche

March 15, 2002

Petkevich & Partners, L.L.C.
501 Second Street, Suite 710
San Francisco, CA 94107

In planning and performing our audit of the financial statements of Petkevich & Partners, L.L.C. (the "Company") for the period from May 23, 2000 (date of incorporation) to December 31, 2001 (on which we issued our report dated March 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP